CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2015

NOTE 1:   **Nature of Business**

Organization

Cedarbridge Securities LLC (The "Company") is a Delaware limited liability company located in Manhattan, New York. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"), effective August 29, 2013.

The Company also maintains an office in New Jersey.

NOTE 2:   **Significant Accounting Policies**

Basis of Presentation

The Company maintains its books and records and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain reported amounts and disclosures. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Cash and Cash Equivalents

All unrestricted highly liquid investments with initial or remaining maturities of less than 90 days at the time of purchase are considered cash and cash equivalents. The Company's cash is held by major financial institutions. At times, such amount may exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. At December 31, 2015, the Company did not exceed the limit. At December 31, 2015, the Company did not have any cash equivalents.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2015

NOTE 2: **Significant Accounting Policies (cont.)**

Income Taxes

The company operates as a limited liability company for tax purposes and files as a partnership. All income and losses are reported by the members on the partnership tax return. Therefore, all income taxes are the responsibility of the members based on their percentages according to the operating agreement.

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, *Income Taxes,* ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit.

Fair Value of Financial Instruments

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition approximates their carrying value, as such financial instruments are short term in nature. Other assets and liabilities with short and intermediate-term maturities and defined settlement amounts, including receivables, payables, and accrued expenses are reported at their contractual amounts, which approximate fair value.

NOTE 3: **Regulatory requirements**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2015, the Company had net capital of $144,200, which was $139,200 in excess of regulatory requirement net capital of $5,000. At December 31, 2015, the Company had a net capital ratio was 0.00 to 1.

CEDARBRIDGE SECURITIES LLC
Notes to Financial Statements
December 31, 2015

NOTE 3:   **Regulatory requirements (Cont.)**
Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i).   Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3 and not required to not compute 15c3-3 Reserve Requirements.

NOTE 4:   **Commitment and Contingencies**

The Company is obligated under the terms of a sublease for the period of January 1, 2013 through December 31, 2017. The following are the future payments:

Year	Rent expense
2016	$ 24,000
2017	$ 24,000
Total	$ 48,000

The rent expense for the year ended December 31, 2015 was $24,000, which is included in occupancy on the Statement of Operations which is for the New York and New Jersey offices.

NOTE 5:   **Related Party**

The Company subleases office space from a related party for its New York and New Jersey offices. As of December 31, 2015, the amount paid to the related party was $24,000.

NOTE 6:   **Subsequent Events**

We have evaluated all events or transactions that occurred from December 31, 2015 through February 26, 2016 the date our financial statements were available to be issued.